Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-160688

Prospectus Supplement No. 4

(To Prospectus dated September 29, 2009)

55,544,300 shares

TransAtlantic Petroleum Ltd.

Common Shares

This Prospectus Supplement No. 4 supplements and amends the prospectus dated September 29, 2009, as supplemented by Prospectus Supplement No. 1 dated October 1, 2009, Prospectus Supplement No. 2 dated October 8, 2009 and Prospectus Supplement No. 3 dated October 21, 2009, collectively referred to herein as the Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated November 3, 2009 and filed with the Securities and Exchange Commission on November 3, 2009, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

There are significant risks associated with an investment in our common shares. These risks are described under the caption “Risk Factors” beginning on page 5 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 3, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2009

TRANSATLANTIC PETROLEUM LTD.

(Exact name of registrant as specified in its charter)

Bermuda	000-31643	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5910 N. Central Expressway, Suite 1755 Dallas, Texas	75206
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 220-4323

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

The following is an update of the drilling operations of TransAtlantic Petroleum Ltd. (the “Company”) in Turkey, Morocco, and Romania.

Turkey

In Turkey, the Company is currently drilling the S-62 well, its third well in the Selmo oil field. The Company has completed the S-53 well, its second well in the Selmo field. Management expects that the S-53 well will produce more than 250 barrels of oil per day (“BOPD”), with a water cut of less than 10%. The first well the Company drilled in Selmo, the S-54 well, was completed open hole and has produced at less than 50 BOPD with a high water cut. The Company is conducting further completion efforts to attempt to isolate the oil productive zone from the zones contributing to the high water cut. The Company will also attempt to stimulate the oil productive zone.

In the Thrace Basin, the Company is constructing the gathering system and facilities necessary to begin selling natural gas from its discoveries in the Edirne gas field. The Company expects production sales to begin in December 2009. Once gas sales commence, the Company plans to resume drilling in the Thrace Basin, with five wells planned and an additional two wells under consideration. The Company is presently acquiring an additional 100 square kilometers of 3D seismic on the western portion of the Edirne license using its own seismic equipment.

The Company has processed 2D seismic on its License 4175 in southeastern Turkey. The processing indicates a large structure consistent with the Kerberan surface anticline, which is anticipated to contain both Mardin and Paleozic aged formations. The Company plans to drill a well to test the structure in the first half of 2010.

After testing the Mardin formation, the Company abandoned its Atesler #1 well as a dry hole on License 4262. The Atesler well was a farm-in obligation committed in mid-2008, prior to the Company’s acquisition of Incremental Petroleum Limited. As a result of the farm-in and the Incremental acquisition, the Company earned a significant acreage position along the Syrian border.

Romania

The Company has drilled three wells (two on the Izvoru license and one on the Marsa license) and is currently drilling a well on the Vanatori license. These four wells are expected to be completed as a group beginning in late November 2009. In addition, by mid-November 2009, the Company expects to spud the first of three wells on the Sud Craiova block (50% working interest). The Sud Craiova wells will target shallow tertiary-aged sandstones, which are expected to be gas bearing, at a depth of less than 1,000 meters. Provided these wells are successful, the Company and its partner in the license plan to better identify this potential by acquiring 3D seismic over the prospect area during 2010.

Morocco

On the Tselfat license in northern Morocco, the Company is currently completing the HR-33 well, which was drilled to a total depth of 3,521 feet. After perforating in the Haricha sands, oil and gas is being swabbed from the well. The Company next plans to ensure that all perforations are open and set production equipment on the well. On the Ouezzane license, the Company is currently drilling the OZW-1 well. The Company has had considerable difficulty drilling this well but, barring further complications, expects to reach total depth by the end of the fourth quarter of 2009.

Bank Financing and 2010 Capital Budget

The Company is in the final stages of documenting a senior revolving line of credit with an initial borrowing base of approximately $30 million. The Company is also in the process of preparing its capital expenditure budget for 2010. Capital expenditures for 2010 are expected to range between $115 million and $135 million. The anticipated expenditures are balanced between development of the Company’s Selmo, Thrace, and Arpatepe assets, exploration on potential high impact blocks in Turkey, lower risk exploration on the Tselfat permit in Morocco, seismic acquisition on exploration blocks in Turkey and Romania, and limited acquisitions of equipment. The Company’s projected 2010 capital budget is subject to change.

Forward-Looking Statements

This report contains statements regarding the future drilling, testing, completion and production of oil and natural gas wells, the acquisition of seismic data, the acquisition of oil field equipment, the construction of a natural gas gathering system, the documentation of a line of credit, capital expenditures and budgets, as well as other expectations, plans, goals, objectives, assumptions or information about future events, conditions, results of operations or performance that constitute forward-looking statements or information under applicable securities legislation, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by the terminology used such as “plans,” “expects,” “estimates,” “budgets,” “intends,” anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “may” or other similar words. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this report, assumptions have been made regarding, among other things, the ability of the Company to continue to develop and exploit attractive foreign initiatives.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the continuing ability of the Company to operate effectively internationally; the risks associated with drilling of oil and natural gas wells; ability to find, acquire, market, develop, and produce new reserves; the risk of drilling dry holes; oil and natural gas price volatility; uncertainties in the estimation of proved, probable, and possible reserves and in the projection of future rates of production and reserve growth; inaccuracies in assumptions regarding items of income and expense and the level of capital expenditures; operating hazards attendant to the oil and natural gas business; drilling and completion losses that are generally not recoverable from third parties or insurance; potential mechanical failure or underperformance of significant wells; climatic conditions; availability and cost of material and equipment; the risks associated with operating in a limited number of geographic areas; actions or inactions of third-party operators of properties; the ability to obtain necessary regulatory approvals; diversion of management’s attention from existing operations while pursuing acquisitions; availability of capital; regulatory developments; environmental risks; uncertainties in the capital markets; fluctuations in currency and interest rates; general economic and business conditions (including the effects of the worldwide economic recession); and industry trends. These and other risks are described in the Company’s Annual Report on Form 10-K and other filings filed with the U.S. Securities Exchange Commission and Canadian securities regulators. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected.

The forward-looking statements or information contained in this report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2009

TRANSATLANTIC PETROLEUM LTD.

By:	/S/ JEFFREY S. MECOM
Jeffrey S. Mecom
Vice President and Corporate Secretary

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